Exhibit 99.2

STAR BULK CARRIERS CORP. REPORTS NET PROFIT OF $81.3 MILLION
FOR THE THIRD QUARTER OF 2024,
AND DECLARES QUARTERLY DIVIDEND OF $0.60 PER SHARE

ATHENS, GREECE, November 19, 2024 – Star Bulk Carriers Corp. (the “Company” or “Star Bulk”) (Nasdaq: SBLK), a global shipping company focusing on the transportation of dry bulk cargoes, today announced its unaudited financial and operating results for the third quarter of 2024. Unless otherwise indicated or unless the context requires otherwise, all references in this press release to “we,” “us,” “our,” or similar references, mean Star Bulk Carriers Corp. and, where applicable, its consolidated subsidiaries.

Financial Highlights

(Expressed in thousands of U.S. dollars, except for daily rates and per share data)	Third quarter 2024	Third quarter 2023	Nine months ended September 30, 2024	Nine months ended September 30, 2023
Voyage Revenues	$344,277	$223,087	$956,542	$685,808
Net income	$81,272	$43,655	$262,208	$133,849
Adjusted Net income (1)	$82,703	$33,141	$244,999	$118,709
Net cash provided by operating activities	$137,995	$67,103	$394,856	$247,173
EBITDA (2)	$143,448	$96,880	$440,827	$283,785
Adjusted EBITDA (2)	$144,355	$84,188	$420,784	$265,175
Earnings per share basic	$0.70	$0.46	$2.54	$1.31
Earnings per share diluted	$0.69	$0.45	$2.48	$1.30
Adjusted earnings per share basic (1)	$0.71	$0.35	$2.37	$1.16
Adjusted earnings per share diluted (1)	$0.71	$0.34	$2.32	$1.15
Dividend per share for the relevant period	$0.60	$0.22	$2.05	$0.97
Average Number of Vessels	155.3	121.5	141.3	125.1
TCE Revenues (3)	$256,945	$162,505	$714,773	$494,168
Daily Time Charter Equivalent Rate (“TCE”) (3)	$18,843	$15,068	$19,209	$15,035
Daily OPEX per vessel (4)	$5,287	$4,914	$5,225	$4,895
Daily OPEX per vessel (as adjusted) (4)	$5,114	$4,851	$5,148	$4,772
Daily Net Cash G&A expenses per vessel (5)	$1,262	$1,024	$1,291	$1,045

(1)
Adjusted Net income, Adjusted earnings per share basic and Adjusted earnings per share diluted are non-GAAP measures. Please see EXHIBIT I at the end of this release for a reconciliation to Net income and earnings per share, which are the most directly comparable financial measures calculated and presented in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”), as well as for the definition of each measure.

(2)
EBITDA and Adjusted EBITDA are non-GAAP liquidity measures. Please see EXHIBIT I at the end of this release for a reconciliation of EBITDA and Adjusted EBITDA to Net Cash Provided by / (Used in) Operating Activities, which is the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP, as well as for the definition of each measure. To derive Adjusted EBITDA from EBITDA, we exclude certain non-cash gains / (losses).

(3)
Daily Time Charter Equivalent Rate (“TCE”) and TCE Revenues are non-GAAP measures. Please see EXHIBIT I at the end of this release for a reconciliation to Voyage Revenues, which is the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP. The definition of each measure is provided in footnote (7) to the Summary of Selected Data table below.

(4)
Daily OPEX per vessel is calculated by dividing vessel operating expenses by Ownership days (defined below). Daily OPEX per vessel (as adjusted) is calculated by dividing vessel operating expenses excluding increased costs due to the COVID-19 pandemic or pre-delivery expenses for each vessel on acquisition or change of management, if any, by Ownership days. In the future we may incur expenses that are the same as or similar to certain expenses (as described above) that were previously excluded.

(5)
Daily Net Cash G&A expenses per vessel is calculated by (1) adding the Management fee expense to the General and Administrative expenses, net of share-based compensation expense and other non-cash charges and (2) then dividing the result by the sum of Ownership days and Charter-in days (defined below). Please see EXHIBIT I at the end of this release for a reconciliation to General and administrative expenses, which is the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.

Petros Pappas, Chief Executive Officer of Star Bulk, commented:

“Star Bulk reported Net Income of $81.3 million, EBITDA of $143.4 million and TCE per vessel per day of $18,843 for the third quarter 2024. Consistent with our stated capital allocation policy, our Board of Directors has approved a dividend distribution of $0.60 / share.

Our Company remains focused on creating long term value for our shareholders. Since the beginning of 2021, through 15 consecutive dividend payments, we have returned operational free cash flow after debt service of more than $1.33 billion. At the same time we have taken advantage of elevated vessel values having sold 29 vessels, generating gross proceeds of $563 million. Part of these funds have been used opportunistically for share repurchases amounting to $443 million, at prices significantly below NAV, crystalizing a valuation arbitrage. Substantial remaining cash is kept in reserve for future opportunities for fleet renewal, share repurchases or debt repayment. Finally, we have strengthened our financial position having reduced our Net Debt (per vessel) over the same period by 53%.

We continue our work on creating an enlarged, best in class, management platform utilizing the virtues of all ex-Eagle and Star Bulk personnel, systems and processes. As we optimize our daily operations, reducing operating and G&A expenses as well as financing and drydock cost, we have already achieved significant synergies since the Eagle Bulk merger closed in early April.

On the financing front, we have received approval for a new $130m debt facility to finance the delivery of our five latest generation high specification eco Kamsarmax Newbuilding vessels delivering in Q4 2025 and H1 2026 in China. With this seven-year post-delivery financing in place and the equity for the vessels already secured, the vessels are now fully financed on very competitive terms.

Regarding the dry bulk market, we remain optimistic about its medium-term prospects given the favorable supply picture, stricter environmental regulations, and recent steps by the Chinese government to stimulate the economy.

In a period of increased geopolitical uncertainties, we remain focused on actively managing our diverse scrubber-fitted fleet to take advantage of market opportunities.”

Recent Developments

Declaration of Dividend

On November 19, 2024, pursuant to our dividend policy, our Board of Directors declared a quarterly cash dividend of $0.60 per share, payable on or about December 18, 2024 to all shareholders of record as of December 5, 2024.

Share Repurchase Program & Shares Outstanding Update

In September 2024, we repurchased 933,004 common shares in open market transactions at an average price of $20.61 per share for an aggregate consideration of $19.23 million pursuant to the $50.0 million share repurchase program announced in May 2023. All of the abovementioned shares were cancelled and removed from our share capital as of the date of this release.

As of the date of this release, we have 117,892,303 shares outstanding and $28.9 million outstanding under our share repurchase program.

Fleet Update

Vessels’ S&P

In connection with the previously announced vessel sales, the vessel Star Iris was delivered to its new owners during the third quarter of 2024. Additionally, on September 3, 2024, we agreed to sell the vessel Star Triumph, which was delivered to its new owners on September 17, 2024. Furthermore, in September 2024, we agreed to sell the vessels Imperial Eagle and Diva, which, along with the previously announced sale of the vessel Star Hydrus, are expected to be delivered to their new owners within the fourth quarter of 2024.

Overall, in connection with the sales of the three vessels that will be completed within the fourth quarter of 2024, as described above, we expect to collect total gross proceeds of $50.15 million, and a gain on sale of approximately $10.5 million. We have also made debt prepayments of approximately $16.47 million in connection with these three vessel sales.

Charter-In Vessels

In October 2024 and November 2024, we took delivery of Star Illusion and Star Thetis, a newbuilding Kamsarmax and a newbuilding Ultramax vessel, built in Tsuneishi Zhousan and Tsuneishi Cebu, respectively, both subject to seven-year charter-in agreements.

As of the date of this release on a fully delivered basis and as adjusted for the delivery of a) the vessels already agreed to be sold and b) the five firm Kamsarmax vessels currently under construction, we own a fleet of 156 vessels, with an aggregate capacity of 15.0 million deadweight ton (“dwt”) consisting of 17 Newcastlemax, 15 Capesize, 1 Mini Capesize, 7 Post Panamax, 44 Kamsarmax, 1 Panamax, 48 Ultramax and 23 Supramax vessels with carrying capacities between 53,489 dwt and 209,537 dwt. In addition, we operate under long-term charter-in contracts 1 Capesize, 4 Kamsarmax and 2 Ultramax vessels with an approximate charter duration of seven years.

Interest Rate Swaps

Following a number of interest rate swaps we have entered into, we currently have an outstanding total notional amount of $118.3 million under our financing agreements with an average fixed rate of 63 bps and an average remaining maturity of 0.9 years. As of September 30, 2024, the Mark-to-Market value of our outstanding interest rate swaps stood at $4.2 million, and our cumulative net realized gain amounted to $37.0 million.

Financing Update

In October 2024, we signed with one of our existing lenders a committed term sheet for the post-delivery financing of the five Kamsarmax vessels currently under construction.  The financing amount is up to $130.0 million, and the term of the loan is seven years from the draw-down date.

In October 2024, one tranche of the ABN $97.5 million facility secured by 6 vessels (Star Pauline, Star Angie, Star Sophia, Star Georgia, Star Nina and Star Kamilla) of the Company matured, and the relevant tranche was repaid in full. Consequently, the relevant ship mortgages on these 6 vessels were removed, and the vessels are now free of encumbrances.

As of the date of this press release, the Company has 9 unencumbered vessels, including the 3 vessels sold but not delivered mentioned above.

Vessel Employment Overview

Time Charter Equivalent Rate (“TCE rate”) is a non-GAAP measure. Please see EXHIBIT I at the end of this release for a reconciliation to Voyage Revenues, which is the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.

Our TCE rate per day per main vessel category was as follows:

	Third quarter 2024	Nine months ended September 30, 2024

Capesize / Newcastlemax Vessels:	$28,792	$28,512
Post Panamax / Kamsarmax / Panamax Vessels:	$16,161	$15,919
Ultramax / Supramax Vessels:	$16,023	$16,290

Amounts shown throughout the press release and variations in period–over–period comparisons are derived from the actual unaudited numbers in our books and records. Reference to per share figures below are based on 117,086,980 and 96,139,203 weighted average diluted shares for the third quarter of 2024 and 2023, respectively.

Third Quarter 2024 and 2023 Results

For the third quarter of 2024, we had a net income of $81.3 million, or $0.69 earnings per share, compared to a net income for the third quarter of 2023 of $43.7 million, or $0.45 earnings per share. Adjusted net income, which excludes certain non-cash items, was $82.7 million, or $0.71 earnings per share, for the third quarter of 2024, compared to an adjusted net income of $33.1 million for the third quarter of 2023, or $0.34 earnings per share.

Net cash provided by operating activities for the third quarter of 2024 was $138.0 million, compared to $67.1 million for the third quarter of 2023. Adjusted EBITDA, which excludes certain non-cash items, was $144.4 million for the third quarter of 2024, compared to $84.2 million for the third quarter of 2023.

Voyage revenues for the third quarter of 2024 increased to $344.3 million from $223.1 million in the third quarter of 2023 and Time charter equivalent revenues (“TCE Revenues”)1 increased to $256.9 million for the third quarter of 2024, compared to $162.5 million for the third quarter of 2023, mainly driven by the increase in the average number of vessels in our fleet to 155.3 from 121.5, during the relevant periods and the improved charter rates. TCE rate for the third quarter of 2024 was $18,843 compared to $15,068 for the third quarter of 2023 which is indicative of the stronger market conditions prevailing during the recent quarter.

Charter-in hire expenses for the third quarter of 2024 increased to $14.8 million from $4.2 million in the third quarter of 2023. This increase is mainly attributable to the increase in charter-in days to 870 in the third quarter of 2024 from 204 in the corresponding period in 2023.

Vessel operating expenses for the third quarters of 2024 and 2023 amounted to $75.5 million and $54.9 million, respectively. Daily operating expenses per vessel amounted to $5,287 for the third quarter of 2024 compared to $4,914 for the corresponding period of 2023. Excluding pre-delivery expenses, daily operating expenses for the third quarter of 2024 amounted to $5,114 compared to $4,851 for the corresponding quarter of 2023. The increase in our operating expenses was primarily driven by the acquisition of the Eagle fleet which resulted in an increase in the average number of vessels in our fleet to 155.3 from 121.5 and the higher operating expenses of the legacy Eagle fleet, which we expect to further normalize in the following quarters. The daily operating expenses per vessel excluding pre-delivery expenses of the legacy Eagle fleet for the third quarter of 2024 amounted to $5,389, compared to daily operating expenses per vessel excluding pre-delivery expenses of $4,987 for the Star Bulk fleet existing prior to the Eagle Merger.

Dry docking expenses for the third quarters of 2024 and 2023 were $20.1 million and $11.6 million, respectively. In the third quarter of 2024 fourteen vessels completed their periodic dry docking surveys, compared to eight vessels which completed their dry docking during the third quarter of 2023.

General and administrative expenses for the third quarters of 2024 and 2023 were $21.6 million and $13.6 million, respectively, which included share-based compensation of $7.6 million in the third quarter of 2024 and $6.3 million in the third quarter of 2023. Vessel management fees in the third quarter of 2024 increased to $5.0 million compared to $4.3 million for the corresponding period in 2023. Daily net cash G&A expenses per vessel amounted to $1,262 in the third quarter of 2024 versus $1,024 in the third quarter of 2023 and versus $1,371 in the second quarter of 2024. We expect that our daily net cash G&A expenses will improve further during the following quarters as a result of synergies from the Eagle merger.

Depreciation expense increased to $44.5 million for the third quarter of 2024 compared to $34.5 million for the corresponding period in 2023. The fluctuation is primarily driven by the increase in the average number of vessels in our fleet to 155.3 from 121.5.

Our results for the third quarters of 2024 and 2023 include a loss on write-down of inventories of $4.6 million and $0.8 million, respectively, in connection with the valuation of the bunkers remaining on board our vessels, as a result of their lower net realizable value compared to their historical cost at each quarter end.

1 Please see the table at the end of this release for the calculation of the TCE Revenues.

Our results for the third quarter of 2024 include an aggregate net gain of $9.1 million which resulted from the completion of the sales of vessels as previously announced or as described above under the section “Fleet Update”. Our results for the third quarter of 2023 included an aggregate net gain of $18.9 million which resulted from the completion of the sale of certain vessels.

Interest and finance costs for the third quarters of 2024 and 2023 were $24.4 million and $18.1 million, respectively. The driving factors for this increase are a) the higher base interest rates and the lower outstanding notional amount of our interest rate swaps during the third quarter of 2024 compared to the corresponding period of 2023 and b) the increase in our outstanding indebtedness as a result of the new debt drawn in order to refinance the previously outstanding debt of the Eagle fleet.

Interest income and other income/(loss) for the third quarters of 2024 and 2023 amounted to $7.1 million and $3.7 million, respectively. The increase in interest income and other income/(loss) is primarily attributable to a realized foreign exchange gain of $1.3 million resulting from the strengthening of the Euro/USD exchange rate in the third quarter of 2024, compared to a foreign exchange loss of $1.3 million in the corresponding period of 2023. Additionally, the higher interest rates earned and higher cash balances maintained during the third quarter of 2024 contributed to the increase compared to the corresponding period in 2023.

Loss on debt extinguishment for the third quarter of 2023 was $4.3 million and was primarily affected by write-offs of unamortized debt issuance costs and other expenses incurred in connection with the loan and lease prepayments in 2023. No such loss was incurred in the third quarter of 2024.

Unaudited Consolidated Income Statements

(Expressed in thousands of U.S. dollars except for share and per share data)	Third quarter 2024	Third quarter 2023	Nine months ended September 30, 2024	Nine months ended September 30, 2023

Revenues:
Voyage revenues	$344,277	$223,087	$956,542	$685,808
Total revenues	344,277	223,087	956,542	685,808

Expenses:
Voyage expenses	(70,512)	(57,587)	(199,940)	(186,222)
Charter-in hire expenses	(14,819)	(4,231)	(31,812)	(13,926)
Vessel operating expenses	(75,536)	(54,922)	(202,235)	(167,225)
Dry docking expenses	(20,103)	(11,605)	(42,472)	(30,466)
Depreciation	(44,483)	(34,474)	(120,020)	(104,549)
Management fees	(4,980)	(4,278)	(13,676)	(12,738)
Loss on bad debt	-	-	-	(300)
General and administrative expenses	(21,617)	(13,645)	(51,792)	(36,320)
Gain/(Loss) on forward freight agreements and bunker swaps, net	77	2,170	(4,239)	6,377
Impairment loss	-	-	-	(7,700)
Other operational loss	(491)	(283)	(1,392)	(609)
Other operational gain	2,668	148	4,410	33,824
Gain on sale of vessels	9,061	18,867	31,999	18,833
Loss on write-down of inventory	(4,602)	(822)	(4,602)	(5,565)

Operating income	98,940	62,425	320,771	179,222

Interest and finance costs	(24,399)	(18,058)	(70,511)	(49,789)
Interest income and other income/(loss)	7,064	3,672	14,410	10,265
Gain/(Loss) on derivative financial instruments, net	(356)	-	(1,602)	(507)
Gain/(Loss) on debt extinguishment, net	(2)	(4,289)	(1,012)	(5,177)
Total other expenses, net	(17,693)	(18,675)	(58,715)	(45,208)

Income before taxes and equity in income/(loss) of investee	$81,247	$43,750	$262,056	$134,014

Income tax (expense)/refund	-	(78)	116	(181)

Income before equity in income/(loss) of investee	81,247	43,672	262,172	133,833

Equity in income/(loss) of investee	25	(17)	36	16

Net income	$81,272	$43,655	$262,208	$133,849

Earnings per share, basic	$0.70	$0.46	$2.54	$1.31
Earnings per share, diluted	$0.69	$0.45	$2.48	$1.30
Weighted average number of shares outstanding, basic	116,634,579	95,664,267	103,364,099	102,434,767
Weighted average number of shares outstanding, diluted	117,086,980	96,139,203	105,545,672	102,825,781

Unaudited Consolidated Condensed Balance Sheet Data

(Expressed in thousands of U.S. dollars)

ASSETS	September 30, 2024	December 31, 2023
Cash and cash equivalents and resticted cash, current	$467,931	259,729
Vessel held for sale	-	15,190
Other current assets	232,878	179,478
TOTAL CURRENT ASSETS	700,809	454,397

Advances for vessels under construction	26,970	-
Vessels and other fixed assets, net	3,287,229	2,539,743
Restricted cash, non current	4,606	2,021
Other non-current assets	137,335	32,094
TOTAL ASSETS	$4,156,949	$3,028,255

Current portion of long-term bank loans and lease financing	226,927	251,856
Other current liabilities	186,567	107,507
TOTAL CURRENT LIABILITIES	413,494	359,363

Long-term bank loans and lease financing non-current (net of unamortized deferred finance fees of $8,625 and $8,606, respectively)	1,117,218	985,247
Other non-current liabilities	114,543	23,575
TOTAL LIABILITIES	$1,645,255	$1,368,185

SHAREHOLDERS’ EQUITY	2,511,694	1,660,070

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$4,156,949	$3,028,255

Unaudited Consolidated Condensed Cash Flow Data

(Expressed in thousands of U.S. dollars)	Nine months ended September 30, 2024	Nine months ended September 30, 2023

Net cash provided by / (used in) operating activities	$394,856	$247,173

Acquisition of other fixed assets	(326)	(123)
Capital expenditures for acquisitions/vessel modifications/upgrades and advances for vessels under construction	(47,374)	(12,550)
Cash proceeds from vessel sales and total loss	253,549	198,078
Cash received from Eagle Merger	104,325	-
Hull and machinery insurance proceeds	3,420	558
Net cash provided by / (used in) investing activities	313,594	185,963

Proceeds from vessels’ new debt	388,120	142,000
Scheduled vessels’ debt repayment	(149,319)	(131,087)
Debt prepayment due to vessel total loss and sales	(131,741)	(271,120)
Prepayment of Eagle assumed debt	(375,500)	-
Financing and debt extinguishment fees paid	(3,695)	(4,289)
Offering expenses	(85)	(55)
Repurchase of common shares	(19,249)	(13,056)
Dividends paid	(206,194)	(139,556)
Net cash provided by / (used in) financing activities	(497,663)	(417,163)

Summary of Selected Data

	Third quarter 2024	Third quarter 2023	Nine months ended September 30, 2024	Nine months ended September 30, 2023
Average number of vessels (1)	155.3	121.5	141.3	125.1
Number of vessels (2)	154	120	154	120
Average age of operational fleet (in years) (3)	11.9	11.7	11.9	11.7
Ownership days (4)	14,288	11,177	38,708	34,159
Available days (5)	13,636	10,785	37,210	32,867
Charter-in days (6)	870	204	1,793	633
Daily Time Charter Equivalent Rate (7)	$18,843	$15,068	$19,209	$15,035
Daily OPEX per vessel (8)	$5,287	$4,914	$5,225	$4,895
Daily OPEX per vessel (as adjusted) (8)	$5,114	$4,851	$5,148	$4,772
Daily Net Cash G&A expenses per vessel (9)	$1,262	$1,024	$1,291	$1,045

(1) Average number of vessels is the number of vessels that constituted our owned fleet for the relevant period, as measured by the sum of the number of days each operating vessel was a part of our owned fleet during the period divided by the number of calendar days in that period.
(2) As of the last day of each period presented.
(3) Average age of our operational fleet is calculated as of the end of each period.
(4) Ownership days are the total calendar days each vessel in the fleet was owned by us for the relevant period, including vessels subject to sale and leaseback transactions and finance leases.
(5) Available days are the Ownership days after subtracting off-hire days for major repairs, dry docking or special or intermediate surveys, change of management and vessels’ improvements and upgrades. The available days for the nine month period ended September 30, 2023, were also decreased by off-hire days relating to disruptions in connection with crew changes as a result of the COVID-19 pandemic. Our method of computing Available Days may not necessarily be comparable to Available Days of other companies.
(6) Charter-in days are the total days that we charter-in third party vessels.
(7) Time charter equivalent rate represents the weighted average daily TCE rates of our operating fleet (including owned fleet and charter-in vessels). TCE rate is a measure of the average daily net revenue performance of our operating fleet. Our method of calculating TCE rate is determined by dividing (a) TCE Revenues, which consists of Voyage Revenues net of voyage expenses, charter-in hire expense, amortization of fair value of above/below market acquired time charter agreements, if any, as well as adjusted for the impact of realized gain/(loss) on forward freight agreements (“FFAs”) and bunker swaps by (b) Available days for the relevant time period. Available days do not include the Charter-in days as per the relevant definitions provided above. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. In the calculation of TCE Revenues, we also include the realized gain/(loss) on FFAs and bunker swaps as we believe that this method better reflects the chartering result of our fleet and is more comparable to the method used by some of our peers. TCE Revenues and TCE rate, which are non-GAAP measures, provide additional meaningful information in conjunction with Voyage Revenues, the most directly comparable GAAP measure, because they assist our management in making decisions regarding the deployment and use of our vessels and because we believe that they provide useful information to investors regarding our financial performance. TCE rate is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., voyage charters, time charters, bareboat charters and pool arrangements) under which its vessels may be employed between the periods. Our method of computing TCE Revenues and TCE rate may not necessarily be comparable to those of other companies. For a detailed calculation please see Exhibit I at the end of this release with the reconciliation of Voyage Revenues to TCE.
(8) Daily OPEX per vessel is calculated by dividing vessel operating expenses by Ownership days. Daily OPEX per vessel (as adjusted) is calculated by dividing vessel operating expenses excluding increased costs due to the COVID-19 pandemic or pre-delivery expenses for each vessel on acquisition or change of management, if any, by Ownership days. We exclude the abovementioned expenses that may occur occasionally from our Daily OPEX per vessel, since these generally represent items that we would not anticipate occurring as part of our normal business on a regular basis. We believe that Daily OPEX per vessel (as adjusted) is a useful measure for our management and investors for period to period comparison with respect to our operating cost performance since such measure eliminates the effects of the items described above, which may vary from period to period, are not part of our daily business and derive from reasons unrelated to overall operating performance. In the future we may incur expenses that are the same as or similar to certain expenses (as described above) that were previously excluded. Vessel operating expenses for the nine month period ended September 30, 2023 included additional crew expenses related to the increased number and cost of crew changes performed during the period as a result of COVID-19 restrictions imposed in 2020 estimated to $2.1 million. In addition, vessel operating expenses for the third quarter of 2023, included pre-delivery expenses due to change of management of $0.7 million, compared to $2.0 million of pre-delivery expenses incurred in the third quarter of 2024 due to change of management and acquisition of the Eagle fleet.
(9) Please see Exhibit I at the end of this release for the reconciliation to General and administrative expenses, the most directly comparable GAAP measure. We believe that Daily Net Cash G&A expenses per vessel is a useful measure for our management and investors for period to period comparison with respect to our financial performance since such measure eliminates the effects of non-cash items which may vary from period to period, are not part of our daily business and derive from reasons unrelated to overall operating performance. In the future we may incur expenses that are the same as or similar to certain expenses (as described above) that were previously excluded.

EXHIBIT I: Non-GAAP Financial Measures

EBITDA and Adjusted EBITDA Reconciliation

We include EBITDA (earnings before interest, taxes, depreciation and amortization) herein since it is a basis upon which we assess our liquidity position, and we believe that it presents useful information to investors regarding our ability to service and/or incur indebtedness.

To derive Adjusted EBITDA from EBITDA, we exclude non-cash gains/(losses) such as those related to sale of vessels, share-based compensation expense, impairment loss, loss from bad debt, unrealized gain/(loss) on derivatives and the equity in income/(loss) of investee and other non-cash charges, if any, which may vary from period to period and for different companies and because these items do not reflect operational cash inflows and outflows of our fleet.

EBITDA and Adjusted EBITDA do not represent and should not be considered as alternatives to cash flow from operating activities or Net income, as determined by United States generally accepted accounting principles, or U.S. GAAP. Our method of computing EBITDA and Adjusted EBITDA may not necessarily be comparable to other similarly titled captions of other companies.

The following table reconciles net cash provided by operating activities to EBITDA and Adjusted EBITDA:

(Expressed in thousands of U.S. dollars)	Third quarter 2024	Third quarter 2023	Nine months ended September 30, 2024	Nine months ended September 30, 2023
Net cash provided by/(used in) operating activities	$137,995	$67,103	$394,856	$247,173
Net decrease/(increase) in operating assets	(2,674)	11,742	(18,432)	2,338
Net increase/(decrease) in operating liabilities, excluding operating lease liability and including other non-cash charges	(7,503)	(8,239)	(9,478)	(21,445)
Impairment loss	-	-	-	(7,700)
Gain/(Loss) on debt extinguishment, net	(2)	(4,289)	(1,012)	(5,177)
Share – based compensation	(7,554)	(6,341)	(13,271)	(12,701)
Amortization of debt (loans & leases) issuance costs	(973)	(811)	(2,664)	(2,801)
Unrealized gain/(loss) on forward freight agreements and bunker swaps, net	2,078	934	5,778	(2,131)
Unrealized gain/(loss) on interest rate swaps, net	(524)	-	(1,880)	(507)
Total other expenses, net	17,693	18,675	58,715	45,208
Gain from insurance proceeds relating to vessel total loss	-	-	-	28,163
Loss on bad debt	-	-	-	(300)
Income tax expense/(refund)	-	78	(116)	181
Gain on sale of vessels	9,061	18,867	31,999	18,833
Gain from Hull & Machinery claim	428	-	898	200
Loss on write-down of inventory	(4,602)	(822)	(4,602)	(5,565)
Equity in income/(loss) of investee	25	(17)	36	16
EBITDA	$143,448	$96,880	$440,827	$283,785

Equity in (income)/loss of investee	(25)	17	(36)	(16)
Unrealized (gain)/loss on forward freight agreements and bunker swaps, net	(2,078)	(934)	(5,778)	2,131
Gain on sale of vessels	(9,061)	(18,867)	(31,999)	(18,833)
Loss on write-down of inventory	4,602	822	4,602	5,565
Gain from insurance proceeds relating to vessel total loss	-	-	-	(28,163)
Share-based compensation	7,554	6,341	13,271	12,701
Loss on bad debt	-	-	-	300
Impairment loss	-	-	-	7,700
Other non-cash charges	(85)	(71)	(103)	5
Adjusted EBITDA	$144,355	$84,188	$420,784	$265,175

Net income and Adjusted Net income Reconciliation and Calculation of Adjusted Earnings Per Share

To derive Adjusted Net Income, Adjusted Earnings Per Share Basic and Adjusted Earnings Per Share Diluted from Net Income, we exclude non-cash items, as provided in the table below. We believe that Adjusted Net Income, Adjusted Earnings Per Share Basic and Adjusted Earnings Per Share Diluted assist our management and investors by increasing the comparability of our performance from period to period since each such measure eliminates the effects of such non-cash items, as gain/(loss) on sale of assets, unrealized gain/(loss) on derivatives, impairment loss and other items which may vary from year to year, for reasons unrelated to overall operating performance. In addition, we believe that the presentation of the respective measure provides investors with supplemental data relating to our results of operations, and therefore, with a more complete understanding of factors affecting our business than with GAAP measures alone. Our method of computing Adjusted Net Income, Adjusted Earnings Per Share Basic and Adjusted Earnings Per Share Diluted may not necessarily be comparable to other similarly titled captions of other companies.

(Expressed in thousands of U.S. dollars except for share and per share data)	Third quarter 2024	Third quarter 2023	Nine months ended September 30, 2024	Nine months ended September 30, 2023
Net income	$81,272	$43,655	$262,208	$133,849
Loss on bad debt	-	-	-	300
Share – based compensation	7,554	6,341	13,271	12,701
Other non-cash charges	(85)	(71)	(103)	5
Unrealized (gain)/loss on forward freight agreements and bunker swaps, net	(2,078)	(934)	(5,778)	2,131
Unrealized (gain)/loss on interest rate swaps, net	524	-	1,880	507
Gain on sale of vessels	(9,061)	(18,867)	(31,999)	(18,833)
Impairment loss	-	-	-	7,700
Gain from insurance proceeds relating to vessel total loss	-	-	-	(28,163)
Loss on write-down of inventory	4,602	822	4,602	5,565
(Gain)/Loss on debt extinguishment, net (non-cash)	-	2,178	954	2,963
Equity in (income)/loss of investee	(25)	17	(36)	(16)
Adjusted Net income	$82,703	$33,141	$244,999	$118,709
Weighted average number of shares outstanding, basic	116,634,579	95,664,267	103,364,099	102,434,767
Weighted average number of shares outstanding, diluted	117,086,980	96,139,203	105,545,672	102,825,781
Adjusted Basic Earnings Per Share	$0.71	$0.35	$2.37	$1.16
Adjusted Diluted Earnings Per Share	$0.71	$0.34	$2.32	$1.15

Voyage Revenues to Daily Time Charter Equivalent (“TCE”) Reconciliation

(In thousands of U.S. Dollars, except for TCE rates)	Third quarter 2024	Third quarter 2023	Nine months ended September 30, 2024	Nine months ended September 30, 2023
Voyage revenues	$344,277	$223,087	$956,542	$685,808
Less:
Voyage expenses	(70,512)	(57,587)	(199,940)	(186,222)
Charter-in hire expenses	(14,819)	(4,231)	(31,812)	(13,926)
Realized gain/(loss) on FFAs/bunker swaps, net	(2,001)	1,236	(10,017)	8,508
Time Charter equivalent revenues	$256,945	$162,505	$714,773	$494,168

Available days	13,636	10,785	37,210	32,867
Daily Time Charter Equivalent Rate (“TCE”)	$18,843	$15,068	$19,209	$15,035

Daily Net Cash G&A expenses per vessel Reconciliation

(In thousands of U.S. Dollars, except for daily rates)	Third quarter 2024	Third quarter 2023	Nine months ended September 30, 2024	Nine months ended September 30, 2023
General and administrative expenses	$21,617	$13,645	$51,792	$36,320
Plus:
Management fees	4,980	4,278	13,676	12,738
Less:
Share – based compensation	(7,554)	(6,341)	(13,271)	(12,701)
Other non-cash charges	85	71	103	(5)
Net Cash G&A expenses	$19,128	$11,653	$52,300	$36,352

Ownership days	14,288	11,177	38,708	34,159
Charter-in days	870	204	1,793	633
Daily Net Cash G&A expenses per vessel	$1,262	$1,024	$1,291	$1,045

Conference Call details:
Our management team will host a conference call to discuss our financial results on Wednesday, November 20, 2024 at 11:00 a.m. Eastern Time (ET).

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: +1 877 405 1226 (US Toll-Free Dial In) or +1 201 689 7823 (US and Standard International Dial In), or +0 800 756 3429 (UK Toll Free Dial In). Please quote “Star Bulk Carriers” to the operator and/or conference ID 13750102. Click here for additional participant International Toll-Free access numbers.

Alternatively, participants can register for the call using the call me option for a faster connection to join the conference call. You can enter your phone number and let the system call you right away. Click here for the call me option.

Slides and audio webcast:
There will also be a live, and then archived, webcast of the conference call and accompanying slides, available through the Company’s website. To listen to the archived audio file, visit our website www.starbulk.com and click on Events & Presentations. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About Star Bulk

Star Bulk is a global shipping company providing worldwide seaborne transportation solutions in the dry bulk sector. Star Bulk’s vessels transport major bulks, which include iron ore, minerals and grain, and minor bulks, which include bauxite, fertilizers and steel products. Star Bulk was incorporated in the Marshall Islands on December 13, 2006 and maintains executive offices in Athens, New York, Limassol, Singapore, Germany and Denmark. Its common stock trades on the Nasdaq Global Select Market under the symbol “SBLK”. As of the date of this release on a fully delivered basis and as adjusted for the delivery of a) the vessels agreed to be sold as discussed above and b) the five firm Kamsarmax vessels currently under construction, we own a fleet of 156 vessels, with an aggregate capacity of 15.0 million dwt consisting of 17 Newcastlemax, 15 Capesize, 1 Mini Capesize, 7 Post Panamax, 44 Kamsarmax, 1 Panamax, 48 Ultramax and 23 Supramax vessels with carrying capacities between 53,489 dwt and 209,537 dwt.

In addition, in November 2021 we took delivery of the Capesize vessel Star Shibumi, under a long-term charter-in contract for a period up to November 2028. In January 2024 we took delivery of vessels Star Voyager, Star Explorer and Stargazer, in June 2024 we took delivery of the vessel Star Earendel, in October 2024, as discussed above, we took delivery of the vessel Star Illusion and in November 2024, as discussed above, we took delivery of the vessel Star Thetis, each subject to a seven-year charter-in arrangement.

Forward-Looking Statements

Matters discussed in this press release may constitute forward looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

We desire to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. Words such as, but not limited to, “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “targets,” “projects,” “likely,” “will,”  “would,” “could,” “should,” “may,” “forecasts,” “potential,” “continue,” “possible” and similar expressions or phrases may identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, examination by our management of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the possibility that costs or difficulties related to the integration of the Company’s and Eagle’s operations will be greater than expected; the possibility that the expected synergies and value creation from the Eagle Merger will not be realized, or will not be realized within the expected time period; transaction costs related to the Eagle Merger; general dry bulk shipping market conditions, including fluctuations in charter rates and vessel values; the strength of world economies; the stability of Europe and the Euro; fluctuations in currencies, interest rates and foreign exchange rates; business disruptions due to natural disasters or other disasters outside our control, such as any new outbreaks or new variants of coronavirus (“COVID-19”) that may emerge; the length and severity of epidemics and pandemics, including their impact on the demand for seaborne transportation in the dry bulk sector; changes in supply and demand in the dry bulk shipping industry, including the market for our vessels and the number of newbuildings under construction; the potential for technological innovation in the sector in which we operate and any corresponding reduction in the value of our vessels or the charter income derived therefrom; changes in our expenses, including bunker prices, dry docking, crewing and insurance costs; changes in governmental rules and regulations or actions taken by regulatory authorities; potential liability from pending or future litigation and potential costs due to environmental damage and vessel collisions; the impact of increasing scrutiny and changing expectations from investors, lenders, charterers and other market participants with respect to our Environmental, Social and Governance (“ESG”) practices; our ability to carry out our ESG initiatives and thereby meet our ESG goals and targets; new environmental regulations and restrictions, whether at a global level stipulated by the International Maritime Organization, and/or regional/national level imposed by regional authorities such as the European Union or individual countries; potential cyber-attacks which may disrupt our business operations; general domestic and international political conditions or events, including “trade wars”, the ongoing conflict between Russia and Ukraine, the conflict between Israel and Hamas, heightened tensions with Iran, Lebanon and Yemen and the Houthi attacks in the Red Sea and the Gulf of Aden; the impact on our common shares and reputation if our vessels were to call on ports located in countries that are subject to restrictions imposed by the U.S. or other governments; potential physical disruption of shipping routes due to accidents, climate-related reasons (acute and chronic), political events, public health threats, international hostilities and instability, piracy or acts by terrorists; the availability of financing and refinancing; the failure of our contract counterparties to meet their obligations; our ability to meet requirements for additional capital and financing to  grow our business; the impact of our indebtedness and the compliance with the covenants included in our debt agreements; vessel breakdowns and instances of off‐hire; potential exposure or loss from investment in derivative instruments; potential conflicts of interest involving our Chief Executive Officer, his family and other members of our senior management; our ability to complete acquisition transactions as and when planned and upon the expected terms; and the impact of port or canal congestion or disruptions. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties. The information set forth herein speaks only as of the date hereof, and the Company disclaims any intention or obligation to update any forward‐looking statements as a result of developments occurring after the date of this communication.

Contacts

Company:	Investor Relations / Financial Media:
Simos Spyrou, Christos Begleris	Nicolas Bornozis
Co‐Chief Financial Officers	President
Star Bulk Carriers Corp.	Capital Link, Inc.
c/o Star Bulk Management Inc.	230 Park Avenue, Suite 1536
40 Ag. Konstantinou Av.	New York, NY 10169
Maroussi 15124	Tel. (212) 661‐7566
Athens, Greece	E‐mail: starbulk@capitallink.com
Email: info@starbulk.com	www.capitallink.com
www.starbulk.com